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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                         Interact Commerce Corporation
                           (Name of Subject Company)

                         Interact Commerce Corporation
                       (Name of Person Filing Statement)

                    Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   45839Y107
                     (CUSIP Number of Class of Securities)

                              Patrick M. Sullivan
                      Chairman and Chief Executive Officer
                         Interact Commerce Corporation
                     8800 N. Gainey Center Drive, Suite 200
                           Scottsdale, Arizona 85258
                                 (480) 368-3700
      (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                               ----------------

                                With Copies To:

               John Harbottle                    Thomas H. Curzon, Esq.
    Chief Financial Officer & Secretary           Osborn Maledon, P.A.
       Interact Commerce Corporation      2929 North Central Avenue, Suite 2100
     8800 N. Gainey Center Drive, Ste.
                     200                       Phoenix, Arizona 85012-2794
         Scottsdale, Arizona 85258                   (602) 640-9000
               (480) 368-3700

[_]Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

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

ITEM 1. Subject Company Information.

   The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is Interact Commerce Corporation, a Delaware corporation ("Interact" or the "Company"). The address of the principal executive offices of the Company is 8800 N. Gainey Center Drive, Suite 200, Scottsdale, Arizona 85258. The telephone number of the principal executive offices of the Company is (480) 368-3700. The title of the class of equity securities to which this Schedule 14D-9 relates is the Company's common stock, $.001 par value per share (the "Common Stock" or the "Shares"). As of March 22, 2001, there were 20,362,688 shares of Common Stock outstanding.

ITEM 2. Identity and Background of Filing Person.

   Subject Company Information. The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

   Tender Offer. This Schedule 14D-9 relates to the tender offer by Isaiah Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of The Sage Group plc, a corporation organized under the laws of England ("Parent"), disclosed in a Tender Offer Statement on Schedule TO dated April 4, 2001 filed by Purchaser and Parent (the "Schedule TO") offering to purchase all of the issued and outstanding Shares at a price of $12.00 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 4, 2001 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase, as may be amended from time to time, constitute the "Offer") included in the Schedule TO. A copy of each of the Offer to Purchase and the Letter of Transmittal are attached as Exhibit 1 and
Exhibit 2 hereto and each is incorporated herein by reference.

   The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 27, 2001 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that following satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the applicable provisions of the Delaware General Corporation Law (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"), the separate corporate existence of Purchaser will cease and the Company will continue as the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of Parent. A copy of the Merger Agreement has been filed as an exhibit to the Schedule TO, which is being mailed to stockholders together with this Schedule 14D-9, and is incorporated herein by reference.

   In connection with the execution of the Merger Agreement, Parent and Purchaser entered into a Shareholders Agreement, dated as of March 27, 2001 (the "Shareholders Agreement"), with certain stockholders of the Company (the "Shareholders"). Under the Shareholders Agreement, each of the Shareholders has, among other things, (i) agreed to tender, and not withdraw, pursuant to the Offer, all Shares owned by him or it, (ii) granted to Parent and certain officers of Parent an irrevocable proxy to vote such Shares in favor of the transactions contemplated by the Merger Agreement and (iii) granted to Parent an irrevocable option to purchase all Shares owned by him or it at a purchase price per share of $12.00 or any higher price that may be paid for the Shares in the Offer of the Merger. The Shares owned by the Shareholders and subject to the Shareholders Agreement equal 2,232,458 Shares and represent approximately 11% of the Shares outstanding as of March 22, 2001. A copy of the Shareholders Agreement is filed as Exhibit 3 hereto and is incorporated herein by reference.

   Also in connection with the execution of the Merger Agreement, Parent entered into a Stock Option Agreement with the Company, dated as of March 27, 2001 (the "Stock Option Agreement"), whereby the Company granted Parent an irrevocable option to purchase up to 4,052,174 newly issued shares of Common Stock at a purchase price per share of $12.00, subject to the terms and conditions set forth in the Stock Option Agreement; provided, however, that in no event shall the number of such newly issued shares exceed 19.9% of the Company's issued and outstanding shares of Common Stock (without giving effect to any Shares subject to or issued pursuant to the Stock Option Agreement). A copy of the Stock Option Agreement is filed as Exhibit 4 hereto and is incorporated herein by reference.

   As set forth in the Schedule TO, the principal executive offices of Parent are located at Sage House, Benton Park Road, Newcastle Upon Tyne, NE7 7LZ, England, and the principal executive offices of Purchaser are located c/o Sage Software, Inc., 56 Technology Drive, Irvine, California 92618.

   All information contained in this Schedule 14D-9 concerning Purchaser or Parent, including but not limited to information with respect to the financing to be obtained by Parent in connection with the Offer and information with respect to the respective directors and executive officers of Parent and Purchaser or actions or events with respect to any of them, was provided by Parent or Purchaser, respectively, and the Company takes no responsibility for such information. Information contained in the Offer and this Schedule 14D-9 with respect to the Company and its advisors has been provided by the Company.

ITEM 3. Past Contacts, Transactions, Negotiations and Agreements.

   For a description of certain contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest between the Company or its affiliates and its executive officers, directors or affiliates, see the Information Statement, which is referenced in Exhibit 5 and attached as
Schedule I to this Schedule 14D-9 and incorporated by reference herein (the "Information Statement"). The Information Statement is being furnished to the Company's stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated under the Exchange Act in connection with Parent's right pursuant to the Merger Agreement (after consummation of the Offer) to designate persons to be appointed to the Board of Directors of the Company (the "Board") other than at a meeting of the stockholders of the Company. Except as set forth in this Item 3, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Parent or Purchaser or their respective executive officers, directors or affiliates.

 The Merger Agreement.

   The summary of the Merger Agreement and the description of the conditions to the Offer contained in Sections 11 and 14, respectively, of the Offer to Purchase, which is being mailed to the Company's stockholders together with this Schedule 14D-9, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as an exhibit to the Schedule TO and is incorporated herein by reference. Such summary may not contain all the information that is important to you. Accordingly, you should read the Merger Agreement in its entirety for a more complete description of the material summarized in the Offer to Purchase.

 Stock Option Agreements.

   The Merger Agreement provides that each outstanding option to purchase shares of Common Stock granted to members of the Board or the executive officers or other employees and business partners under the Company's 1996 Equity Incentive Plan, 1998 Business Partner Stock Option Plan and 1999 Non-Employee Director Stock Option Plan (collectively, the "Stock Option Plans") shall be (a) deemed to be 100% vested and exercisable on the date which is thirty days prior to the purchase by Parent or Purchaser of a majority of the outstanding Common Stock pursuant to the terms of the Offer, and
(b) immediately prior to the effective time of the Merger (the "Effective Time"), cancelled and, in consideration of such cancellation, Parent shall, or shall cause the Surviving Corporation to, pay to such holders of options, an amount in respect thereof equal to the product of (x) the excess, if any, of the Offer Price over the exercise price of each such option and (y) the number of Shares subject thereto (such payment, if any, to be net of applicable withholding and excise taxes). The terms of the Stock Option Plans and the individual award agreements issued pursuant thereto provide for the automatic acceleration of vesting referred to in (a) above. Except with respect to the 1999 Non-Employee Director Stock Option Plan (the "DSP"), the terms of the Stock Option Plans provide that in connection with a merger, the Board may accelerate the expiration of all options, resulting in the cancellation referred to in (b) above. The Company will need to obtain consent from each of its non-employee directors to accelerate the expiration of the options under the DSP.

   The Merger Agreement also provides that, effective as of the Effective Time, any purchase periods then in progress under the Company's 1999 Employee Stock Purchase Plan (the "ESPP") shall be shortened, setting a new exercise date as of immediately prior to the Effective Time, and any offering periods then in progress under the ESPP shall end on such new exercise date. The Board has agreed to notify each ESPP participant in writing, at least ten (10) business days prior to the new exercise date, that the exercise date for the participant's ESPP option has been changed to the new exercise date and that
(i) the participant's option shall be exercised automatically on the new exercise date, unless prior to such date the participant has withdrawn from the offering period as provided in the ESPP, and (ii) immediately prior to the Effective Time, Shares acquired on such exercise will be cancelled. In consideration of such cancellation, Parent has agreed to pay, or to cause the Surviving Corporation to pay, to such participants, an amount in respect thereof equal to the product of (x) the excess, if any, of the Offer Price over the purchase price per Share in the relevant purchase periods and (y) the number of Shares acquired by each participant (such payment, if any, to be net of applicable withholding and excise taxes).

 Certain Agreements With Executive Officers.

   On January 25, 2001, the Board granted stock options under the Company's 1996 Equity Incentive Plan (the "Incentive Plan") to the executives listed below to purchase the number of shares of Common Stock set forth by their respective names below, at an exercise price equal to $9.75, the closing price of the Company's shares on January 25, 2001, as reported by the Nasdaq Stock
Market:

   Executive                                            Number of Shares Granted
   ---------                                            ------------------------
   Patrick M. Sullivan.................................          50,000
   Michael Muhney......................................          40,000
   Michael L. Simpson..................................          40,000
   Gregory J. Head.....................................          30,000
   John Harbottle......................................          40,000
   Kevin R. Bethke.....................................          30,000

 Severance Arrangements.

   Pursuant to the Employment Agreement between the Company and Mr. Sullivan, dated January 17, 1996 as extended by oral agreement of the parties, upon the termination of Mr. Sullivan by the Company without cause or the resignation of Mr. Sullivan for good reason, the Company agreed to pay Mr. Sullivan his then current base salary for the six month period following the date of termination as a severance allowance, plus the pro rata portion of his base salary for accrued but unused vacation days.

   Pursuant to the offer letter from the Company at the time Mr. Bethke joined the Company, the Company agreed to pay Mr. Bethke a severance allowance of six months base salary upon the termination of his employment for other than just cause or misconduct. The offer letter from the Company to Michael Muhney, Executive Vice President, Business Development, provides that, in the event Mr. Muhney is terminated by the Company without cause, the Company agreed to pay Mr. Muhney six months base salary as a severance allowance. In the offer letter to Patrick LaVoie, Vice President Customer Service, the Company agreed to pay Mr. LaVoie three months base salary as a severance allowance in the event Mr. LaVoie is terminated by the Company without cause. In addition, the Company agreed to pay Mr. Harbottle, pursuant to his offer letter from the Company, six months base salary as a severance allowance if the Company terminates Mr. Harbottle without cause or if Mr. Harbottle resigns from the Company for good reason.

 Directors' and Officers' Indemnification

   The Merger Agreement provides that Parent or the Surviving Corporation shall maintain the Company's existing officers' and directors' liability insurance ("D&O Insurance") for a period of not less than six years after the Effective Time; provided, however, that Parent may substitute therefor policies of substantially equivalent coverage and amounts containing terms no less favorable to such former directors or officers; provided, further, that if the existing D&O Insurance expires or is terminated or cancelled during such period, then Parent or the Surviving Corporation shall use all reasonable efforts to obtain substantially similar D&O Insurance of at least the same coverage containing terms and conditions that are not materially less advantageous; provided further, however, that in no event shall Parent be required to pay aggregate premiums for insurance pursuant to the Merger Agreement in excess of 150% of the average of the aggregate premiums paid by the Company for periods subsequent to May 27, 1999 on an annualized basis for such purpose (the "Average Premium"); and provided, further, that if Parent or the Surviving Corporation is unable to obtain the amount of insurance required by the Merger Agreement for such aggregate premium, Parent or the Surviving Corporation shall obtain as much insurance as can be obtained for an annual premium not in excess of 150% of the Average Premium.

   The DGCL permits, and Article V of the Company's Fifth Restated Certificate of Incorporation, as amended (the "Company's Certificate of Incorporation"), provides for the elimination of liability of the Company's directors for monetary damages for breach of fiduciary duty as a director in any proceeding brought by or in the right of the Company or brought by or on behalf of stockholders of the Company except for (a) cases of intentional misconduct or a knowing violation of law, (b) any breach of the director's duty of loyalty to the Company or its stockholders, (c) violations under Section 174 of the DGCL or (d) any transaction from which the director derived an improper benefit. The DGCL also allows, and Article VI of the Company's Certificate of Incorporation also provides for mandatory indemnification of any director or officer of the Company who is, was, or is threatened to be made, a party to a proceeding (including a proceeding by or in the right of the Company) because (a) he or she is or was a director or officer of the Company or (b) he or she is or was serving the Company or other legal entity in any capacity at the request of the Company while a director or officer of the Company, against all liabilities and expenses reasonably incurred in connection with such proceeding, if the director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In addition, the Company's Certificate of Incorporation expressly authorizes the Company to enter into agreements to indemnify its officers and directors to the fullest extent permitted by the DGCL and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

   The full text of Articles V and VI of the Company's Certificate of Incorporation is filed as Exhibit 7 to this Schedule 14D-9 and is incorporated herein by reference.

 Arrangements with Parent, Purchaser or their Affiliates

  Confidentiality Agreement

   On February 22, 2001, Parent and U.S. Bancorp Piper Jaffray Inc., as agent for the Company, executed a non-disclosure letter agreement (the
"Confidentiality Agreement").

   The Confidentiality Agreement contains customary provisions pursuant to which, among other things, Parent agreed to keep confidential all nonpublic, confidential or proprietary information of the Company furnished to it subject to certain exceptions (the "Confidential Information"), and to use the Confidential Information solely in connection with evaluating a business combination among the parties. In addition, both parties agreed not to disclose to any third parties the fact that negotiations were taking place and Parent agreed (a) not to solicit for employment any Company executive or key employee with whom Parent comes into contact during due diligence for six months from the date of the Confidentiality Agreement and (b) not to purchase or sell, and to use reasonable efforts to have its representatives and agents not purchase or sell, any shares of the Common Stock.

   The full text of the Confidentiality Agreement is filed as Exhibit 9 to this
Schedule 14D-9 and is incorporated herein by reference.

 Exclusivity Agreement

   On March 12, 2001, Parent and the Company executed an exclusivity letter agreement (the "Exclusivity Agreement").

   The Exclusivity Agreement provides that for a period of twelve months from the date of the Exclusivity Agreement, neither Parent nor any of its affiliates will, in any manner (1) acquire, agree to acquire, or make any proposal (or request permission to make any proposal) to acquire any securities (or direct or indirect rights, warrants or options to acquire any securities) or property of the Company (other than property transferred in the ordinary course of the Company's business and securities constituting less than 1% of the outstanding voting securities of the Company), unless such acquisition, agreement or making of a proposal shall have been expressly first approved (or in the case of a proposal, expressly first invited) by the Company's Board, (2) solicit or propose to solicit proxies from stockholders of the Company or otherwise seek to influence or control the management or the policies of the Company or any of its affiliates or (3) assist (including by knowingly providing or arranging financing for that purpose) any other person in doing any of the foregoing, other than the proposal made in connection with the Offer and the Merger. Such provisions shall terminate in the event that (a) any third party unaffiliated with Parent initiates or announces its intentions to initiate a tender or exchange offer for, or otherwise proposes or agrees to acquire, the Common Stock or other equity interests of the Company, (b) it is publicly disclosed that voting securities representing more than or equal to 15% of the total voting power of the Company then outstanding have been acquired or are proposed to be acquired by any person or group unaffiliated with Parent in a single transaction or a series of related transactions or (c) the Company enters into any agreement to merge with, or sell or dispose of 50% or more of its assets or earning power to, any person not affiliated with Parent.

   The full text of the Exclusivity Agreement is filed as Exhibit 10 to this
Schedule 14D-9 and is incorporated herein by reference.

ITEM 4. The Solicitation or Recommendation.

   (a) Background of the Offer. Beginning in December 2000, the Company's management considered the impact of certain developments in the Company's industry, including potential changes in the competitive landscape, as well as the impact of current market and economic conditions, on the short-term and long-term strategies of the Company. In January 2001, the Board directed management to continue its strategic analysis and consideration, but to focus primarily on execution of the Company's business plan.

   On January 30, 2001, Paul Walker, Chief Executive Officer of Parent, Paul Stobart, Chief Operating Officer of Parent, and Graham Walkden, Director of Strategic Alliances of Parent, had a dinner meeting in Scottsdale, Arizona, with Patrick Sullivan, Interact Chairman and Chief Executive Officer, Kevin Bethke, Interact President and Chief Operating Officer, and David Bean, Interact Vice President of Product Management, followed by further meetings the next day, a portion of which were attended by John Harbottle, the Company's Executive Vice President of Finance and Chief Financial Officer. The purpose of the meetings was to discuss the potential for expanding the relationship between Interact and Parent from the OEM and reseller relationship begun in May 2000 to a global OEM relationship. During the January 30 dinner meeting, Mr. Walker also indicated that Parent wanted to discuss a potential business combination. Mr. Sullivan responded that Interact's Board had recently directed management to focus on near term execution of its business plan and recommended that the parties continue to focus on the potential global OEM arrangement. Mr. Sullivan also proposed a potential source code purchase of certain Interact software by Parent. At the conclusion of the meetings, Parent indicated it would respond to Interact in due course regarding the proposed OEM agreement and source code sale.

   On February 8, 2001, Mr. Walker and Mr. Stobart of Parent telephoned Mr. Sullivan and Mr. Harbottle as a follow-up to the January 30-31 meetings in Scottsdale. Mr. Walker indicated that Parent still preferred to discuss a potential business combination of the two companies. The parties had a general discussion of valuation concerns and other potential issues posed by a potential combination. The parties agreed to talk again the following day.

   On February 9, 2001, Mr. Walker, Mr. Stobart and Mark Hall, Parent's Group Finance Manager, spoke by telephone with Messrs. Sullivan and Harbottle. The parties further discussed Parent's indication of interest in a possible business combination with the Company. Mr. Walker provided additional information and indicated that Parent would likely structure the proposed transaction as an all cash purchase. Mr. Walker also indicated a preliminary range of enterprise value Parent was considering for Interact. After further discussion, Mr. Sullivan stated that he would schedule a call with the Interact Board to convey Parent's indication of interest.

   On February 13, 2001, the Interact Board held a special meeting by telephone. Management gave the Board an update on the first quarter progress of the business and management's continuing analysis of market conditions and the competitive landscape. Mr. Sullivan reviewed the discussions with Parent and Parent's indication of interest and the advisability of pursuing strategic alternatives. Following discussion, the Board determined that the Company should engage U.S. Bancorp Piper Jaffray, with whom the Company had a pre-existing relationship, to assist the Company in evaluating Parent's indication of interest and exploring other strategic alternatives. The Board also authorized engagement of U.S. Bancorp Piper Jaffray to assist Interact to simultaneously pursue a potential equity financing to retire the Company's subordinated debt.

   On February 14, 2001, Mr. Sullivan and Mr. Harbottle had a telephone conversation with representatives of U.S. Bancorp Piper Jaffray and together identified a group of potential strategic partners that would be most likely to have an interest in pursuing a business combination with Interact, including one publicly traded U.S. software company which had previously expressed interest in discussing a potential business combination with the Company (the "First Other Party") and a second publicly traded U.S. software company that they believed was likely to have an interest in discussions with the Company (the "Second Other Party"). Mr. Sullivan and Mr. Harbottle and representatives of U.S. Bancorp Piper Jaffray also discussed the fact that conducting an extensive, time-consuming public auction of the Company would be detrimental to the Company and could cause significant disruption in the existing operations of the Company. Thereafter, U.S. Bancorp Piper Jaffray proceeded to make confidential contacts with the potential acquisition partners that had been discussed with Mr. Sullivan and Mr. Harbottle.

   On February 15, 2001, a representative of U.S. Bancorp Piper Jaffray called a representative of Deutsche Banc Alex. Brown Inc. ("Deutsche Banc Alex. Brown"), Parent's financial advisor, to introduce U.S. Bancorp Piper Jaffray as Interact's financial representative, and to discuss and confirm Parent's indication of interest.

   On February 18, 2001, Interact entered into a formal engagement letter with U.S. Bancorp Piper Jaffray, engaging U.S. Bancorp Piper Jaffray to assist Interact in evaluating Parent's indication of interest and Interact's other strategic alternatives, including a possible sale of the Company.

   On February 20, 2001, after signing reciprocal confidentiality agreements, representatives of the Second Other Party, Interact and U.S. Bancorp Piper Jaffray met near Scottsdale. Interact provided information to the Second Other Party and the parties discussed general issues regarding whether a potential strategic transaction was desirable. At the meeting, the Second Other Party expressed interest in pursuing discussions, and indicated a desire to have further meetings with Company management concerning various matters. Subsequent to the meeting, a representative of U.S. Bancorp Piper Jaffray was informed by a representative of the Second Other Party that the Second Other Party would not be able to proceed with any discussions until April.

   On February 22, 2001, Parent and the Company executed a confidentiality agreement.

   On February 26, 2001, after signing a confidentiality agreement, representatives of the First Other Party met with Interact representatives and U.S. Bancorp Piper Jaffray representatives in Minneapolis, Minnesota to provide information to the First Other Party and to discuss a possible strategic transaction. Representatives of the First Other Party indicated that they would have further internal discussions and would respond to Interact by March 6 or 7 regarding their interest. On March 6, 2001, a representative of the First Other Party indicated that its response would be delayed until March 8, 2001.

   During the period from February 26, 2001 through March 2, 2001, Interact provided various information to Parent. On March 5, 2001, Michael Jackson, Chairman of Parent, Mr. Walker, and Mr. Hall, together with representatives of Deutsche Banc Alex. Brown, met with Mr. Sullivan, Mr. Bethke and Mr. Harbottle, together with representatives of U.S. Bancorp Piper Jaffray, in New York City to discuss Parent's indication of interest. The parties also discussed various strategic considerations, and Parent then indicated its proposed price range of $14 to $15 per share for an all cash purchase of the Company, subject to further due diligence. Mr. Sullivan indicated the Interact representatives would discuss the indication of interest with the Interact Board and respond. Interact subsequently called a special Board meeting for March 8, 2001 to discuss Parent's proposal.

   On March 7, 2001, Parent delivered to the Company a letter from Mr. Walker proposing a business combination. The proposal specified a proposed price range of $14 to $15 per share in an all cash transaction, and stated that the proposed transaction would not be subject to a financing condition. The letter also indicated that Parent expected to complete due diligence and the negotiation and execution of a definitive agreement within three weeks.

   On the morning of March 8, 2001, prior to the Board's previously scheduled telephone meeting, a representative of the First Other Party advised a representative of U.S. Bancorp Piper Jaffray that the First Other Party wanted to conduct technical due diligence on the Company's products and technologies before deciding whether to make a proposal. The U.S. Bancorp Piper Jaffray representative advised him that Interact had received a proposal from another party, that he and the Company believed the First Other Party had sufficient information to make an initial proposal, and suggested that if the First Other Party were going to make an initial proposal, it should do so promptly.

   Subsequently on the morning of March 8, Interact held a special Board call for the purpose of discussing the proposal from Parent and the status of the Company's other strategic alternatives and potential financing transaction. A representative from Osborn Maledon, P.A. ("Osborn Maledon"), the Company's legal counsel, and representatives of U.S. Bancorp Piper Jaffray attended the meeting. After a review by legal counsel of the Board's fiduciary responsibilities, U.S. Bancorp Piper Jaffray representatives addressed the status of U.S. Bancorp Piper Jaffray's efforts to identify potential strategic partners and the status of meetings with potential partners. The U.S. Bancorp Piper Jaffray representatives also discussed the proposed terms submitted by Parent, recent performance data regarding Interact's stock volume and pricing, information regarding Parent's proposed valuation, and comparable transaction and public company valuation information. U.S. Bancorp Piper Jaffray indicated that it had contacted the potential parties it and the Company viewed as most likely to have interest in discussing a strategic transaction with Interact, and that only Parent, the First Other Party and the Second Other Party indicated any interest in having discussions. The U.S. Bancorp Piper Jaffray representatives further reported on the Company's discussions with the First Other Party and the Second Other Party. The U.S. Bancorp Piper Jaffray representatives discussed with the Board that they had advised both of the other parties that Interact had received a proposal that the Board was considering and encouraged those parties to accelerate their activities and decision-making processes if their interest in a transaction were serious. The Board also discussed the merits of remaining an independent company and related factors. After extensive discussion, the Board directed management and U.S. Bancorp Piper Jaffray to continue negotiations with Parent, particularly with respect to the price, and again to invite the First Other Party and the Second Other Party to make proposals if they were seriously considering making any proposals.

   On March 9, 2001, a representative of U.S. Bancorp Piper Jaffray contacted a representative of Deutsche Banc Alex. Brown and informed him that the Company had received indications of interest from two other parties with respect to a potential strategic transaction with the Company. Later that day, U.S. Bancorp Piper Jaffray received on behalf of Interact a letter from Mr. Walker with a revised proposal and a proposed form of exclusivity letter. The revised proposal reflected a new proposed price of $16 per share for an all cash purchase of Interact, representing an increase from the range of $14 to $15 previously discussed. The letter indicated that the proposal would expire at noon, EST, on the following day, March 10, 2001 (which was later extended to March 12, 2001) if the Company did not execute the exclusivity letter. The proposed exclusivity letter required the Company to negotiate exclusively with Parent and prohibited the Company from engaging in discussions with other parties until April 2, 2001. The Company scheduled a Board meeting to consider the revised Parent proposal for Sunday, March 11, 2001.

   On March 9, 2001, representatives of the First Other Party and the Second Other Party were advised by representatives of the Company about the status of negotiations and that if they were serious about considering a possible transaction with Interact, they needed to make a proposal immediately, as the Board would be considering another party's proposal on Sunday morning. The representative of the First Other Party indicated they still wanted to conduct product and technology due diligence, and would not be able to make a proposal, if at all, until Wednesday, March 14, 2001. The Second Other Party indicated that it would not be prepared to pursue a transaction at such time.

   On March 10, 2001, Mr. Sullivan had additional conversations with each of Mr. Jackson and Mr. Walker in which Mr. Sullivan attempted to convince them to increase the price proposed in Parent's offer.

   On the morning of March 11, 2001, the Interact Board held a telephonic meeting for the purpose of discussing Parent's revised proposal. Also attending the meeting were representatives of U.S. Bancorp Piper Jaffray and Osborn Maledon, and also a representative of the law firm of Morris, Nichols, Arsht & Tunnell ("Morris, Nichols"), special Delaware counsel to Interact. During the Board meeting, Mr. Sullivan excused himself to take a call from Mr. Walker. Mr. Walker advised Mr. Sullivan that Parent would not increase its cash price above $16 per share, but clarified that the price covered all shares of Interact common stock, including shares issuable upon exercise of warrants to be issued to Interact's subordinated debt holders in April 2001 and upon exercise of all outstanding stock options.

   The Board then reviewed the history of discussions with each of Parent, the First Other Party and the Second Other Party, and evaluated, with its legal and financial advisors, the various risks and potential advantages of proceeding with negotiations with Parent or delaying those in favor of potential transactions with the other parties. The Board considered the fact that Parent's offer, which was not subject to any financing condition, would be withdrawn if the Company did not execute the exclusivity letter by the following day. The Board concluded that the risk of delay was significant, particularly since neither of the other parties had actually made a proposal nor committed to doing so and as a result the amount and adequacy of any such proposal was speculative. The Board also considered other factors such as the likelihood that the First Other Party would be able to consummate a transaction in a timely manner. Following additional discussion, the Board unanimously concluded that under the circumstances, it was in the best interests of the Company and its stockholders for management to continue negotiations of Parent's proposal and the exclusivity letter, but instructed management to negotiate with Parent to shorten the exclusivity period to March 26, 2001.

   On March 11, 2001, counsel for Interact proposed to counsel for Parent certain revisions to the terms of the Parent proposal and exclusivity letter, and U.S. Bancorp Piper Jaffray spoke with Deutsche Banc Alex. Brown regarding the proposal. On the same day, Mr. Sullivan again advised a representative of the First Other Party that Interact was engaged in very serious negotiations with another party and that the First Other Party should make a proposal by the next morning in order for the Interact Board to consider the proposal at its meeting scheduled for that time.

   On March 12, 2001, the Interact Board and its advisors held another meeting by telephone, during which the Board was briefed on the previous day's discussions. The Board unanimously directed management and counsel to continue negotiating open issues on the proposed terms of the transaction and proposed exclusivity agreement.

   During the day on March 12, Mr. Sullivan received a call from a senior executive of the First Other Party to advise that the First Other Party had determined not to make an offer without going through the product and technical review and meeting process that the First Other Party had previously proposed.

   Throughout the day, the Company's and Parent's representatives continued negotiations of the proposed terms of the transaction and exclusivity letter. At 6:00 p.m. MST on March 12, the Interact Board and its advisors met by telephone to review the status of the negotiations. The proposed terms were reviewed and discussed, and the Board concluded that the proposed transaction, if consummated, was in the best interests of the stockholders, that the Company had adequately explored whether there were other potential bidders and that it was not likely there would be a superior offer. The Board considered the First Other Party's request for product and technical due diligence and concluded that it should not delay the negotiations with Parent, given the history of the discussions and the uncertainties associated with whether the First Other Party would make any offer at all and the low likelihood that any such offer would be superior to Parent's all cash offer without a financing condition, and the risk that Parent might withdraw from the negotiations or change its price. Accordingly, the Board unanimously authorized management to sign the exclusivity letter, to proceed with Parent's due diligence, and to proceed to negotiate definitive agreements for the transaction.

   From March 13 through March 16, 2001, representatives of Parent's management, legal counsel and investment bankers conducted business, legal and financial due diligence at the Company's offices.

   On March 16, 2001, counsel for Parent, Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden, Arps"), delivered first drafts of the proposed Merger Agreement, Stock Option Agreement and Shareholders Agreement to Osborn Maledon.

   On March 19, 2001, Mr. Walker called Mr. Sullivan and stated that Parent had determined that morning that due to a combination of factors, including recent developments in the stock markets and concerns about continuing deterioration of the U.S. economy, it could not proceed with the transaction at the $16 all cash price previously discussed. Following further discussions, Messrs. Walker and Jackson indicated to Mr. Sullivan that Parent would be willing to proceed on the same terms previously discussed but at a price of $12 per share.

   Also on March 19, U.S. Bancorp Piper Jaffray received from Deutsche Banc Alex. Brown a copy of a term sheet dated March 15, 2001, signed by Parent and a bank for the financing facility that Deutsche Banc Alex. Brown advised that Parent intended to use to finance the transaction.

   Later that day, the Interact Board and its advisors met by telephone. Mr. Sullivan reported on the day's telephone conversations with Parent. Referring to continued expressions of concern from Wall Street analysts regarding the burden of the Company's subordinated debt and the ACT! royalty obligation, and given the recent decline in the Company's stock price and the more general deterioration in the stock markets, and the resulting negative affect on the ability of the Company to obtain and consummate an equity financing transaction to retire its subordinated debt, Mr. Sullivan stated that he believed there would be significant near term risk for the stockholders of further stock price deterioration. U.S. Bancorp Piper Jaffray discussed recent performance data regarding Interact's stock volume and pricing, information regarding the proposed valuation, and comparable transaction and public company valuation information, and related details. Mr. Bethke also reported that although the sales channel data continued to indicate that the targets for the quarter could be achieved, he was concerned about deteriorating economic conditions. As a result, the Board discussed the view that the new proposed price continued to represent an attractive premium over the current stock price, while at the same time eliminating the risk of continued deterioration of the stock price. The Board also expressed concerns about continued potential reductions in the price and also whether it was likely any other bidders would emerge in these conditions. After further discussion and consideration of management's recommendation that the Company continue its negotiations with Parent, the Board unanimously instructed management to discuss with Parent improvements in the proposed transaction terms that would give greater assurances of the transaction occurring, and to propose a higher price.

   On March 20, 2001, Messrs. Sullivan, Bethke and Harbottle telephoned Mr. Walker to discuss Parent's most recent proposal. Mr. Walker would not increase the $12.00 price. Mr. Sullivan indicated that the Board was very concerned that Parent not be permitted to withdraw from the transaction if market conditions deteriorated further. Mr. Walker then proposed that certain provisions be modified to narrow the conditions to the obligations of Parent to close the transaction.

   On the afternoon of March 20, the Interact Board again met by telephone, with its advisors present, and Mr. Sullivan reported on the telephone call with Mr. Walker. The Board discussed the proposal. The Board unanimously directed management to continue with negotiations and finalization of the proposed merger agreement and related agreements.

   Thereafter, the parties and counsel, including counsel for the Shareholders who are parties to the Shareholders Agreement, proceeded to finalize drafts of the Merger Agreement, the Stock Option Agreement and the Shareholders Agreement for consideration at an Interact Board meeting scheduled to be held the afternoon of March 27, 2001.

   On March 27, 2001, U.S. Bancorp Piper Jaffray received from Deutsche Banc Alex. Brown a letter from Parent's bank confirming that the bank and Parent had entered into the loan transactions principally on the terms described in the March 15, 2001 term sheet previously provided to U.S. Bancorp Piper Jaffray, which would provide sufficient funding for the Offer and the Merger.

   On Tuesday afternoon, March 27, 2001, the Board held a telephonic meeting to review the proposed final terms and conditions of the Merger Agreement, the Stock Option Agreement and the Shareholders Agreement. Representatives of U.S. Bancorp Piper Jaffray, Osborn Maledon and Morris, Nichols participated in these discussions. During the meeting, the Company's legal advisors summarized for the Board the most recent drafts of the Merger Agreement, the Stock Option Agreement and the Shareholders Agreement, copies and summaries of which had been distributed to the Board prior to the meeting, and responded to questions from the Board. Then U.S. Bancorp Piper Jaffray provided an update of its financial report and analysis and delivered its oral opinion (subsequently confirmed in writing) that, as of that date, the proposed consideration to be received by the stockholders of the Company was fair to such stockholders, from a financial point of view. Representatives of U.S. Bancorp Piper Jaffray responded to questions from the Board. Following the Board's review of the proposed final terms of the Offer and the Merger, the Board unanimously determined that the Merger Agreement, and the transactions contemplated thereby, including the Offer and the Merger, and the Shareholders Agreement and the Stock Option Agreement and the transactions contemplated thereby, are fair to and in the best interests of the Company's stockholders, approved the Merger Agreement, the Shareholders Agreement, the Stock Option Agreement and the transactions contemplated thereby, including the Offer and the Merger, authorized the execution and delivery of the Merger Agreement and the Stock Option Agreement, recommended that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer, and recommended that the Company's stockholders approve and adopt the Merger Agreement.

   Following the meeting, on March 27, 2001, Interact, Parent and the Purchaser executed and delivered the Merger Agreement, Interact and Parent executed and delivered the Stock Option Agreement, and Parent and certain management Shareholders executed and delivered the Shareholders Agreement.

   Prior to the opening of trading of the Common Stock on the Nasdaq National Market on March 28, 2001, each of Parent and the Company issued a press release announcing the definitive agreements, including the Merger Agreement, the Offer and the Merger.

   (b) Recommendation of the Board of Directors. At a meeting held on March 27, 2001, the Company's Board of Directors unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and the Stock Option Agreement and the Shareholders Agreement, and the transactions contemplated thereby, and unanimously determined that the Merger Agreement, including the Offer and the Merger, the Stockholders Agreement and the Shareholders Agreement, are advisable, fair to, and in the best interests of the Company and its stockholders. The Company's Board of Directors unanimously recommends that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer, approve and adopt the Merger Agreement; and approve the Merger.

   A letter to the stockholders communicating the recommendation of the Board is attached hereto as Exhibit 6 and incorporated herein by reference.

   (c) Reasons for the Recommendation of the Company's Board of Directors.

   In light of the Board's review of the Company's competitive and financial position, recent operating results, prospects, and other factors described below, the Board unanimously determined that the Merger Agreement, including the Offer and the Merger, are advisable, fair to, and in the best interests of the Company and its stockholders, and determined to recommend that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer, approve and adopt the Merger Agreement and approve the Merger. In making such determinations and recommendation and in approving the Merger Agreement, the Stock Option Agreement and the Shareholders Agreement, and the transactions contemplated thereby, the Board considered a number of factors, including, but not limited to, the following:

  . the presentations and views expressed by management of the Company regarding, among other things: (a) the financial condition, results of operations, cash flows, business and prospects of the Company; (b) the continued viability of the Company's current strategies; (c) rapidly changing economic and market conditions in the United States and elsewhere; (d) the likelihood of continued consolidation in the industry in which the Company competes and the possibility that changes in that industry, including the possible entry of significant new competitors and the rapid evolution of technology, could adversely affect the Company and its stockholders; (e) the prospects of the Company if the Company were to remain independent, the risks and uncertainties inherent in remaining independent, including competitive risks, and the likelihood of achieving maximum long-term value on a stand-alone basis; (f) the strategic alternatives available to the Company and the associated advantages and disadvantages; (g) the history of the Company's discussions with Parent and other parties, including the fact that no other party had submitted a proposal to the Company; (h) the fact that in view of the discussions held with various parties, management of the Company and U.S. Bancorp Piper Jaffray believed it was unlikely that any other party would propose an acquisition or strategic business combination that would be more favorable to the Company and its stockholders than the Offer and the Merger; (i) the extensive arms-length negotiations between the Company and Parent that resulted in the $12.00 per share price payable in cash; and (j) the recommendation of the Offer and the Merger by the management of the Company;

  . the terms and conditions of the Merger Agreement, including the parties' representations, warranties and covenants, the conditions to their respective obligations, the limited ability of Parent and Purchaser to terminate the Offer or the Merger Agreement, and the provision for payment of all cash with no financing condition;

  . that the Offer and the Merger provide for a prompt cash tender offer for all outstanding Shares to be followed by a Merger for the same consideration, thereby enabling the Company's stockholders to obtain the benefits of the transaction in exchange for their Shares at the earliest possible time;

  . the recent trading price of the Common Stock and that the $12.00 price per share to be paid in cash in the Offer and the Merger represents (a) a premium of approximately 54.8% over the $7.75 closing sale price for the Common Stock on the Nasdaq Stock Market on March 26, 2001 (the last trading day prior to the Board meeting at which the Board approved the Merger Agreement), and (b) a premium of approximately 71.4% over the $7.00 closing sale price of the Common Stock on the Nasdaq Stock Market on March 20, 2001 (five trading days prior to the date of the Board meeting at which the Board approved the Merger Agreement), and (c) a premium of approximately 58.4% over the $7.58 average closing sale price for the Common Stock on the Nasdaq Stock Market over the twenty trading days preceding the date of the Board meeting at which the Board approved the Merger Agreement;

  . that in view of the efforts of the Company and U.S. Bancorp Piper Jaffray to find strategic partners and potential acquirers, the likelihood that a superior offer without a financing condition would ultimately be made was insufficient to justify the risk of delay in proceeding with the favorable transaction with Parent;

  . the opinion of U.S. Bancorp Piper Jaffray, dated March 27, 2001, as to the fairness, from a financial point of view and as of the date of such opinion, of the $12.00 per share cash consideration to be received in the Offer and the Merger by the holders of Shares, the full text of which is attached to this Schedule 14D-9 as Schedule II and is incorporated herein by reference, and which sets forth the assumptions made, matters considered and limitations on the review undertaken, is addressed to the Board, relates only to the fairness, from a financial point of view, of the $12.00 per share cash consideration, and does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender Shares in the Offer or as to any other matters relating to the Offer or the Merger; SHAREHOLDERS ARE URGED TO READ THE FAIRNESS OPINION OF U.S. BANCORP PIPER JAFFRAY IN ITS ENTIRETY;

  . the Merger Agreement permits the Board, in the exercise of its fiduciary duties, to furnish information and data, and enter into discussions and negotiations, in connection with a Superior Proposal, to withdraw its recommendation of the Offer and the Merger to the Company's stockholders in favor of a Superior Proposal, and to terminate the Merger Agreement in favor of a Superior Proposal, provided that, following such withdrawal or termination, or in certain other circumstances, the Company must pay Parent a termination fee of $7,875,000 (representing approximately 3% of the total value of the consideration to be paid in the Offer and the Merger) plus Parent's reasonable out-of pocket expenses not in excess of $1.5 million;

  . the terms and provisions of the Stock Option Agreement, including (a) that the stock option provided for therein would become exercisable by Parent only upon the occurrence of certain events, (b) that the total cash payments by the Company to Parent for the termination fee, expense reimbursement and amounts paid under the Stock Option Agreement cannot exceed $10,875,000, and the aggregate amount that Parent may obtain pursuant to the Stock Option Agreement or exercise of the stock option, together with the termination fee and expense reimbursement, cannot exceed $13,000,000; and (c) that Parent indicated it was unwilling to proceed with the proposed transaction without the Stock Option Agreement and the fee indicated above;

  . that the Shareholders Agreement contained the agreement of the signing
    Shareholders, among other things, to tender their shares in the Offer, to vote in favor of the Merger, and to grant to Parent an option to purchase their Shares at the tender offer price under certain circumstances, and that Parent indicated it was unwilling to proceed with the proposed transaction without execution and delivery of the Shareholders Agreement by certain officers and directors holding in the aggregate approximately 11% of the outstanding Shares at the time of the execution of the Merger Agreement; and

  . the business reputation of Parent and its management, and Parent's financial strength, including its ability to finance the Offer.

   The Board did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Board assigned different weights to the various factors.

   The Board recognized that, while the consummation of the Offer gives the Company's stockholders the opportunity to realize a premium over the price at which the Shares were traded before the public announcement of the Offer, tendering in the Offer would eliminate the opportunity for such stockholders to participate in the future growth and profits of the Company. The Board believes that the loss of the opportunity to participate in the growth and profits of the Company was reflected in the Offer Price of $12.00 per share. The Board also recognized that there can be no assurance as to the level of growth or profits to be attained by the Company in the future, and it also was aware that the consideration received by holders of Shares in the Offer and Merger would be taxable to such holders for federal income tax purposes.

   (d) Intent to Tender. To the Company's knowledge after reasonable inquiry, all of its executive officers, directors, affiliates and subsidiaries currently intend to tender, pursuant to the Offer, all Shares held of record or beneficially owned by them (other than Shares, if any, that they may have the right to purchase by exercising stock options.) In addition, Mr. Sullivan may contribute not more than 275,000 Shares to a bona fide charitable organization, provided that, prior to such transfer, such organization agrees, in a written instrument reasonably acceptable in form and substance to Parent and its counsel, to be bound by the terms of the Shareholders Agreement.

ITEM 5. Persons/Assets Retained, Employed, Compensated or Used.

   Pursuant to the terms of the engagement letter dated February 18, 2001 (the "U.S. Bancorp Piper Jaffray Engagement Letter"), the Company retained U.S. Bancorp Piper Jaffray as its exclusive representative and financial advisor for the purpose of advising the Board of the Company regarding the potential acquisition of the Company by a third party and the Board's consideration of the Company's various strategic alternatives.

   Under the terms of the U.S. Bancorp Piper Jaffray Engagement Letter, the Company has agreed to pay U.S. Bancorp Piper Jaffray a customary fee for U.S. Bancorp Piper Jaffray's financial advisory services. The Company also agreed to pay U.S. Bancorp Piper Jaffray a customary fee for rendering its opinion, which will be credited against payment of the fee for U.S. Bancorp Piper Jaffray's financial advisory services. The contingent nature of the financial advisory fee may have created a potential conflict of interest in that the Company would be unlikely to consummate the Merger unless it had received the opinion of U.S. Bancorp Piper Jaffray. Whether or not the transaction is consummated, the Company has agreed to pay the reasonable out-of-pocket expenses of U.S. Bancorp Piper Jaffray, and to indemnify U.S. Bancorp Piper Jaffray against liabilities incurred. These liabilities include liabilities under the federal securities laws in connection with the engagement of U.S. Piper Jaffray by the Company's Board. U.S. Bancorp Piper Jaffray makes a market in the Common Stock of the Company, provides research coverage and acted as a co-manager of the Company's May 27, 1999 Common Stock public offering for which it received compensation customary for underwriters, which was disclosed in the registration statement with respect to such offering. In the ordinary course of its business, U.S. Bancorp Piper Jaffray and its affiliates may actively trade securities of the Company for its own account or the account of its customers and accordingly, may at any time hold a long or short position in such securities.

   Parent has retained Deutsche Banc Alex. Brown as its financial advisor in connection with its effort to acquire the Company and to act as Dealer Manager in connection with the Offer. In connection with these services, Parent has agreed to pay Deutsche Banc Alex. Brown customary fees and expenses for a transaction of this type, and to indemnify Deutsche Banc Alex. Brown against certain liabilities and expenses in connection with their engagement. Deutsche Banc Alex. Brown renders various investment banking and other advisory services to Parent and its affiliates and is expected to render such services in the future, for which it has received and will continue to receive customary compensation from Parent and its affiliates.

   The Purchaser has retained MacKenzie Partners, Inc. to act as the Information Agent and Mellon Investor Services, L.L.C. to act as the Depositary in connection with the Offer. Such firms will each receive reasonable and customary compensation for their services. The Purchaser has also agreed to reimburse each such firm for certain reasonable out-of-pocket expenses and to indemnify each such firm against certain liabilities in connection with their services, including certain liabilities under federal securities laws.

   Except as disclosed herein, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the Company's stockholders concerning the Offer or the Merger. The Purchaser will pay all fees and expenses incurred in connection with the Offer of the Dealer Manger, which is acting as the Information Agent, and the Depositary. Brokers, dealers, banks and trust companies will be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

ITEM 6. Interest in Securities of the Subject Company.

   Except for the warrants issuable to BA Technology I, LLC and GE Capital Equity Investments, Inc. as of April 2, 2001, grants of stock options to employees who are not executives under the Company's Stock Option Plans, exercises of stock options granted under the Company's Stock Option Plans, ongoing purchases of Shares under the Company's 1999 Employee Stock Purchase Plan and the transactions contemplated by the Offer, the Shareholders Agreement, the Stock Option Agreement, the Merger, and the Merger Agreement, no transactions in the Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, any of its executive officers, directors, affiliates or subsidiaries.

ITEM 7. Purposes of the Transaction and Plans or Proposals.

   (a) Except as set forth in this Schedule 14D-9, the Company is not currently undertaking or engaged in any negotiations in response to the Offer which relate to (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person,
(2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (3) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, or (4) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

   (b) Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

ITEM 8. Additional Information.

   (a) Information Statement. The Information Statement attached as Schedule I hereto is being furnished to the Company's stockholders pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated under the Exchange Act in connection with Parent's right pursuant to the Merger Agreement (after consummation of the Offer) to designate persons to the Board other than at a meeting of the stockholders of the Company, and such information is incorporated herein by reference.

   (b) Delaware General Corporation Law. As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 would prevent an "interested stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless:
(1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (2) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares of outstanding, stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (3) following the transaction in which such person became an interested stockholder, the business combination is
(x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board of Directors has approved the Merger Agreement, as described in Item 4 above and, therefore, the restrictions of
Section 203 are inapplicable to the Merger.

   (c) United States Antitrust Compliance. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of the Shares pursuant to the Offer is subject to these requirements.

   Under the provisions of the HSR Act applicable to the purchase of the Shares pursuant to the Offer, such purchase may not be made until the expiration of a 15-calendar day waiting period following the required filing of a Notification Report Form under the HSR Act by the Purchaser, which the Purchaser intends to submit on or about April 4, 2001. Accordingly, the waiting period under the HSR Act will expire at 11:59 P.M., New York City time, on April 25, 2001 unless early termination of the waiting period is granted by the FTC and the Antitrust Division or the Purchaser receives a request for additional information or documentary material prior thereto. If either the FTC or the Antitrust Division issues a request for additional information or documentary material from the Purchaser prior to the expiration of the 15-day waiting period, the waiting period will be extended and will expire at 11:59 P.M., New York City time, on the tenth calendar day after the date of substantial compliance by the Purchaser with such request unless terminated earlier by the FTC and the Antitrust Division. If such a request is issued, the purchase of and payment for Shares pursuant to the Offer will be deferred until the additional waiting period expires or is terminated. Only one extension of such waiting period pursuant to a request for additional information or documentary material is authorized by the rules promulgated under the HSR Act. Thereafter, the waiting period can be extended only by court order or by consent of the Purchaser. Although the Company is required to file certain information and documentary material with the Antitrust Division and the FTC in connection with the Offer, neither the Company's failure to make such filings nor a request to the Company from the Antitrust Division or the FTC for additional information or documentary material will extend the waiting period.

   The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of the Company pursuant to the Offer. At any time before or after the Purchaser's acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or seeking the divestiture of Shares acquired by the Purchaser or the divestiture of substantial assets of the Company or its subsidiaries or Parent or its subsidiaries. Private parties and states Attorneys General may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if such a challenge is made, of the result thereof.

   If the Antitrust Division, the FTC, a state or a private party raises antitrust concerns in connection with a proposed transaction, Parent and the Purchaser may engage in negotiations with the relevant governmental agency or party concerning possible means of addressing these issues and may delay consummation of the Offer or the Merger while such discussions are ongoing. The Purchaser and the Company have agreed to use their respective best efforts to resolve any antitrust issues.

   (d) Other Filings. Parent and the Company each conduct operations in a number of foreign countries, and filings may have to be made with foreign governments under their pre-merger notification statutes. The filing requirements of various nations are being analyzed by the parties and, where necessary, the parties intend to make such filings.

   (e) Exhibits. The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference.

ITEM 9. Exhibits.

  (1)* Offer to Purchase, dated April 4, 2001 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO).

  (2)* Letter of Transmittal (incorporated herein by reference to Exhibit
       (a)(1)(B) to the Schedule TO).

  (3)* Shareholders Agreement dated March 27, 2001 among The Sage Group plc,
       Isaiah Acquisition Corp. and certain stockholders of Interact Commerce
       Corporation (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO).

  (4)* Stock Option Agreement dated March 27, 2001 between The Sage Group plc and Interact Commerce Corporation (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO).

  (5)* Interact Commerce Corporation's Information Statement pursuant to
       Section 14(f) under the Exchange Act (included as Schedule I to this
       Schedule 14D-9).

  (6)* Form of Letter to Stockholders of Interact Commerce Corporation dated
       April 4, 2001.

  (7)* Articles V and VI from Interact Commerce Corporation's Fifth Restated
       Certificate of Incorporation.

  (8)  Agreement and Plan of Merger, dated as of March 27, 2001, among Interact
       Commerce Corporation, The Sage Group plc and Isaiah Acquisition Corp.
       (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO).

  (9)* Non-Disclosure Letter Agreement dated February 22, 2001 between The Sage
       Group plc and U.S. Bancorp Piper Jaffray Inc. as agent for Interact
       Commerce Corporation (incorporated herein by reference to Exhibit (d)(4) to the Schedule TO).

 (10)* Exclusivity Letter Agreement dated March 12, 2001 between The Sage Group plc and Interact Commerce Corporation (incorporated herein by reference to Exhibit (d)(5) to the Schedule TO).
 (11)* Opinion of U.S. Bancorp Piper Jaffray Inc. (included as Schedule II to this Schedule 14D-9).

 (12)  Interact Commerce Corporation's 1996 Equity Incentive Plan, as amended
       (incorporated herein by reference to Exhibit 99.1 to Interact Commerce
       Corporation's Registration Statement on Form S-8 filed on May 4, 2000).

 (13)  Interact Commerce Corporation's 1998 Business Partner Stock Option Plan
       (incorporated herein by reference to Exhibit 10.5 to Interact Commerce
       Corporation's Registration Statement on Form S-1 (No. 333-75353) filed on March 31, 1999).

 (14)  Interact Commerce Corporation's 1999 Non-Employee Director Stock Option
       Plan (incorporated herein by reference to Exhibit 10.6 to Interact
       Commerce Corporation's Registration Statement on Form S-1 (No. 333-
       75353) filed on March 31, 1999).

 (15)  Interact Commerce Corporation's 1999 Employee Stock Purchase Plan
       (incorporated herein by reference to Exhibit 10.7 to Interact Commerce
       Corporation's Registration Statement on Form S-1 (No. 333-75353) filed on March 31, 1999).

 Schedule I  Information Statement

 Schedule II Opinion of U.S. Bancorp Piper Jaffray Inc.

--------
* Included with Schedule 14D-9 mailed to stockholders of Interact Commerce Corporation.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          INTERACT COMMERCE CORPORATION

                                                   /s/ John Harbottle
                                          By: _________________________________
                                          Name:John Harbottle
                                          Title: Executive Vice President,
                                                 Finance and Chief Financial
                                                 Officer

Dated: April 4, 2001

                                                                      SCHEDULE I

                         Interact Commerce Corporation
                     8800 N. Gainey Center Drive, Suite 200
                           Scottsdale, Arizona 85258

             INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

   This Information Statement is being mailed on or about April 4, 2001 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Interact Commerce Corporation, a Delaware corporation ("Interact" or the "Company"), to the holders of record of shares of common stock, $.001 par value per share, of the Company (the "Shares" or the "Common Stock"). You are receiving this Information Statement in connection with the possible election of persons designated by Parent (as defined below) to a majority of the seats on the Board of Directors of the Company (the "Board"). As of March 22, 2001, there were 20,362,688 shares of the Common Stock outstanding, of which Purchaser and Parent own no Shares as of the date hereof (exclusive of beneficial ownership). The Common Stock is the only class of equity securities of the Company which is entitled to vote at a meeting of the Company's stockholders.

   On March 27, 2001, the Company, The Sage Group plc, a company organized under the laws of England ("Parent"), and Isaiah Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which (i) Parent will cause Purchaser to commence a tender offer (the "Offer") for all the outstanding Shares at a price of $12.00 per share, net to the seller in cash, and (ii) Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a wholly owned subsidiary of Parent.

   The Merger Agreement provides that, promptly after the purchase of Shares pursuant to the Offer, Parent shall be entitled to designate such number of directors (the "Parent Designees") to the Board as will give Parent representation proportionate to its ownership interest, subject to certain conditions. The Merger Agreement requires the Company to take such action as Parent may request to cause the Parent Designees to be elected to the Board under the circumstances described therein. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

   You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined shall have the meaning set forth in the Schedule 14D-9.

   The information contained in this Information Statement concerning Parent and Purchaser has been furnished to the Company by Parent. The Company assumes no responsibility for the accuracy or completeness of such information.

                                     S-I-1

                 RIGHT TO DESIGNATE DIRECTORS; PARENT DESIGNEES

   The Merger Agreement provides that, promptly upon the purchase of and payment by Parent or the Purchaser for Shares pursuant to the Offer which represent at least a majority of the outstanding Shares (on a fully-diluted basis, without giving effect to shares issuable pursuant to the Stock Option Agreement (as described in the Schedule 14D-9), Parent shall be entitled to elect or designate such number of directors, rounded up to the next whole number, on the Board as is equal to the product of the total number of directors on the Board (giving effect to the directors elected or designated by Parent pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by the Purchaser, Parent and any of their affiliates bears to the total number of Shares then outstanding (on a fully diluted basis without giving effect to shares issuable pursuant to the Stock Option Agreement), provided, however, that in the event the Purchaser accepts Shares for payment and the Minimum Condition (as defined in the Merger Agreement) is not satisfied, Parent shall not be entitled to designate more than two (2) directors to the Board. The Company shall, upon the request of Purchaser, use its reasonable best efforts to cause the Parent Designees to be so elected, including, if necessary, increasing the size of the Board or securing the resignations of incumbent directors.

   It is expected that the Parent Designees will assume office promptly following the purchase by Parent or Purchaser of a majority of the outstanding Common Stock on a fully diluted basis pursuant to the terms of the Offer, and that, upon assuming office, the Parent Designees together with the continuing directors of the Company will thereafter constitute the entire Board.

   As of the date of this Information Statement, Parent has not determined who will be the Parent Designees. However, the Parent Designees will be selected from among the persons listed below together with certain information with respect to each such person.

   The following table sets forth certain information with respect to individuals Parent may designate as the Parent Designees (including age as of the date hereof, current principal occupation or employment and five-year employment history). Unless otherwise noted, (a) each individual is a citizen of the United Kingdom, and (b) the business address of each designee is c/o The Sage Group plc, Sage House, Benton Park Road, Newcastle Upon Tyne NE7 7LZ, England.

          Name           Age                        Position
          ----           ---                        --------
Michael Edward Wilson     51 Director of The Sage Group plc from October 1988 to
 Jackson................     present, and Chairman from October 1997 to present;
                             Director of Sage Software Limited since October 1988;
                             Director of Quality & Safety Services Ltd. since
                             November 1995; Director of BR QAS Ltd. since November
                             1995; Director of Steve Dudman Plant Ltd. since
                             November 1995; Director of Elderstreet Corporate
                             Finance Ltd. since June 1995; Director of Photoaward
                             Ltd. since June 1995; Director of Select Software plc
                             since September 1992; Director of Matrix Aegis plc
                             since February 1992; Director of Micromuse plc since
                             September 1993; Director of Starburst Ltd. since May
                             1994; Director of Spargo Consulting plc since May 1994;
                             Director of Elderstreet Capital Partners Ltd. since
                             June 1995; Director of Planit Holdings plc since
                             February 1998; Director of Netstore plc since February
                             2000; Director of Sift Group Limited since November
                             2000; Director of Computer Software Limited since May
                             2000; Director of Travelstore.com Group plc since
                             September 2000; Director of Retirement Villages Public
                             Limited Company since June 1999.


                                     S-I-2

          Name            Age                        Position
          ----            ---                        --------
Paul Ashton Walker......   42 Director of The Sage Group plc from October 1988 to
                              present, and Chief Executive from January 1994 to
                              present; Director of Sage Software Limited since
                              October 1987; Director of DacEasy, Inc. since 1991;
                              Director of Sage Software Limited since April 1996;
                              Director of Sage France SA since November 1996;
                              Director of KHK Software GmbH & Co. KG since February
                              1997; Director of Community Foundation serving Tyne &
                              Wear and Northumberland since November 1999; Director
                              of the Gadget Shop Limited since November 2000;
                              Director of Airtours PLC since December 2000.

Paul Lancelot Stobart...   43 Chief Operating Officer of The Sage Group plc since
                              January 2000; Business Development Director of The Sage
                              Group plc from May 1996 through December 1999; Director
                              of Sage Software Limited since July 1996; Director of
                              KHK Software GmbH & Co. KG since February 1997;
                              Director of Lopex plc since 1997; Director of
                              Interbrand Design UK Limited from 1988 to 1996;
                              Director of Interbrand Group Limited from 1988 to 1996;
                              Director of Interbrand UK Limited from 1988 to 1996;
                              Director of Novamark International Limited from 1988 to
                              1996.

James R. Eckstaedt......   46 Vice President, Finance, Chief Financial Officer and
 c/o Sage Software, Inc.      Corporate Secretary, Sage Software, Inc. (formerly
 56 Technology Drive          State of The Art) since March 1997; Senior Vice
 Irvine, CA 92618             President, Chief Financial Officer and Corporate
                              Secretary of the Cerplex Group from July 1996 through
                              March 1997; various senior financial management
                              positions, Western Digital Corporation, March 1988
                              through July 1996. Mr. Eckstaedt is a citizen of the
                              United States.

Lindsay Claude Neils       62 Director of The Sage Group plc since January 1996;
 Bury...................      Chairman of Casewise Systems plc since 1997; Director
                              of Wray-Tech (UK) Ltd since 1995; Director of Electric
                              and General Investment Co. plc since 1995; Director of
                              Roxboro plc since 1993; Chairman of South Stafforshire
                              Water Holdings plc since 1992; Director of Sapphire
                              International Limited since 1998; Director of Henderson
                              Electric and General Investment Trust plc since
                              December 1995; Director of Trinity College of Music
                              London since March 1999.


Andrew William Graham      41 Director of The Sage Group plc since August 1988;
 Wylie..................      Managing Director of Sage Software Limited since March
                              1988; Director of P.A.S.E. Limited since September
                              1998; Director of TAS Software plc since February 2001.


Paul Scott Harrison.....   36 Director and President of Isaiah Acquisition Corp.
                              since formation. Joined The Sage Group plc in 1997 and
                              Director of The Sage Group plc since April 2000;
                              Director of Sage Overseas Limited since April 2000;
                              Director of Sage Finance Limited since April 2000.
Nicholas Ian Cooper.....   36 Secretary of Isaiah Acquisition Corp. since formation;
                              Company Secretary and Legal Counsel of The Sage Group
                              plc since January 2000; Company Solicitor, The Asada
                              Group plc from 1994 through December 1999.

   Parent has informed the Company that each of the individuals listed above has consented to act as a director, if so designated. If necessary, Parent may choose additional or other Parent Designees, subject to the requirements of Rule 14f-1.

   None of the Parent Designees is currently a director of, or holds any position with, the Company. Parent and Purchaser have advised the Company that, to the best of their knowledge, none of the Parent Designees or

                                     S-I-3
any of their affiliates (i) has a familial relationship with any directors or executive officers of the Company, (ii) beneficially owns any securities (or any rights to acquire such securities) of the Company or (iii) has been involved in any transactions with the Company or any of its directors, officers, or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"), except as may be disclosed herein.

Directors and Executive Officers of the Company

   The Company's Restated Bylaws provide that the number of directors shall be determined by the Board, but in no event will the Board consist of more than fifteen directors. The Company's Certificate of Incorporation provides that the Board is divided into three classes, each of whose members serve for a staggered three-year term.

   The following table sets forth information regarding the executive officers and directors of Interact as of March 22, 2001:

Executive Officers and Directors

 Name                               Age                 Position
 ----                               ---                 --------
 Patrick M. Sullivan..............   47 Chief Executive Officer and Chairman of
                                         the Board
 John Harbottle...................   46 Executive Vice President, Finance,
                                         Chief Financial Officer, Secretary and
                                         Treasurer
 Kevin R. Bethke..................   36 President and Chief Operating Officer
 Michael L. Simpson...............   35 Chief Marketing Officer
 Gregory J. Head..................   36 President, ACT! Division
 Michael Muhney...................   50 Executive Vice President, Business
                                         Development
 Patrick LaVoie...................   29 Vice President of Customer Service
 Deepak Kamra(a)..................   44 Director
 Anthony P. Morris(b).............   54 Director
 David C. Schwab(a)...............   43 Director
 John B. Carrington(a)............   57 Director
 Stephen L. Hansen(b).............   44 Director

--------
(a) Member of compensation committee.

(b) Member of audit committee.

   Patrick M. Sullivan is the Company's founder and has served as its Chief Executive Officer and as a member of the Board since September 1995 and as Chairman of the Board since March 1999. From September 1995 to October 2000, Mr. Sullivan served as the Company's President. Prior to founding the Company, Mr. Sullivan served as President and Chief Executive Officer for Contact Software International, Inc., the developer of ACT! Software, from October 1985 until June 1993, at which time Contact Software was acquired by Symantec Corp. Mr. Sullivan continued as Vice President of the Contact Management Division for Symantec until November 1993. Mr. Sullivan pursued personal interests from November 1993 until founding the Company. Mr. Sullivan holds a B.S. in Marketing from Eastern Illinois University.

   John Harbottle has served as the Company's Executive Vice President, Finance, Chief Financial Officer, Secretary and Treasurer since May 2000. From August 1999 to May 2000, Mr. Harbottle served as NBCI's Executive Vice President, Finance, Chief Financial Officer, Secretary and Treasurer. From August 1998 to May 2000, Mr. Harbottle served as Xoom.com's Vice President, Finance and Chief Financial Officer and as Xoom.com's Secretary from April 1999 to May 2000. From February 1996 to February 1998, Mr. Harbottle was the Vice President of Finance and Chief Financial Officer of Mastering Computers, Inc., an information technology training and CBT software development and manufacturing company, and then worked as an independent consultant for Mastering Computers, Inc. from February 1998 to July 1998. From October 1994 to February 1996, Mr. Harbottle was the Vice President of Finance and Chief Financial Officer of Zenger-Miller,

                                     S-I-4
an international management/leadership training, consulting and education company. From January 1992 to October 1994, Mr. Harbottle was the Vice President of Finance and Chief Financial Officer of IFS, an international consumer products and direct marketing company. Mr. Harbottle holds a B.S. in Business Administration from the University of California, Berkeley.

   Kevin R. Bethke has served as the Company's President and Chief Operating Officer since October 2000 and as the Company's Vice President of Worldwide Sales from December 1998 until October 2000. From January 1994 until November 1998, Mr. Bethke served in various capacities, most recently as Vice President of Sales, for QAD, Inc., a leading provider of enterprise resource planning solutions for the mid-market. Mr. Bethke holds a B.S. in Zoology from Southern Illinois University and an MBA from Northern Illinois University.

   Michael L. Simpson has served as the Company's Chief Marketing Officer since March 2000. From 1992 through February 2000, Mr. Simpson served in various capacities at Novell, Inc., most recently as director of strategic market planning. Prior to 1992, Mr. Simpson served as the general manager of a consulting and networking integrator. Mr. Simpson has worked in the software industry since 1986.

   Gregory J. Head has served as President of the ACT! Division since December 1999. From July 1998 to December 1999, Mr. Head served as the Vice President of International Sales for the Company. From February 1996 to June 1998, Mr. Head served as the Company's Vice President of Marketing. Mr. Head served as senior product marketing manager for the ACT! product line at Symantec Corporation from June 1993 to November 1995. Mr. Head joined Contact Software International, the original marketers and developers of ACT!, in 1989 and served in various sales and marketing management positions until joining Symantec when Contact Software was acquired in 1993. Mr. Head graduated from the University of Iowa with a B.A. in Economics.

   Michael Muhney has served as the Company's Executive Vice President of Business Development since December 1999. From September 1998 to December 1999, Mr. Muhney was a Senior Manager in Deloitte Consulting, an international consulting firm, where he led Deloitte's worldwide efforts in the sale and implementation of high end customer relationship management systems to major global accounts. From November 1993 to September 1998, Mr. Muhney managed his personal investments. Mr. Muhney was a co-founder of Contact Software and served as its Executive Vice President until it was acquired in 1993.
Mr. Muhney has also served as Executive-in-Residence at the University of Illinois College of Commerce and Business Administration for the past five years. Additionally, he serves on the Business Advisory Council for the Dean of the University of Illinois College of Commerce and Business Administration, an invited position by the Dean. Mr. Muhney graduated from the University of Illinois with a degree in finance.

   Patrick LaVoie has served as the Company's Vice President of Customer Service since October 2000. From February 1999 to October 2000, Patrick was on the executive management team for Deloitte & Touche's mid market CRM consulting practice and was the National Alliance Manager for the Interact Commerce Corp relationship. In May 1998, Mr. LaVoie served a nine-month term as Employee Solutions' Vice President of Operations to aid in the turn-around of the company. Mr. LaVoie holds B.S. degrees in finance and computer information systems from Arizona State University and an International MBA from Thunderbird, The American Graduate School of International Management, with concentration in operations and finance.

   Deepak Kamra has been a director of the Company since January 1996. Since March 1993, Mr. Kamra has been a principal of Canaan Partners, a provider of consulting and venture financing to technology companies. Mr. Kamra became a general partner of Canaan Partners in October 1995. Mr. Kamra also serves as a member of the board of directors for Concord Communications, Inc., a developer of web-based network reporting and analysis to evaluate the effectiveness of customers' IT investments. Mr. Kamra also serves on the board of directors for iPrint.com, an Internet business printing service and for numerous privately-held technology companies. Mr. Kamra holds a B.S. in Commerce from Carleton University and an MBA from Harvard University.

                                     S-I-5

   Anthony P. Morris has been a director of the Company since October 1996. Mr. Morris is a principal with Morris & Associates, a management consulting and financial advisory firm he founded in 1988. He is also a general partner of Morris Ventures, a venture capital firm investing in information technology and Internet companies. Mr. Morris is also a director for Phoenix Technologies, Ltd., a developer of software fundamental to the design and use of personal computers, information appliances and peripherals. Mr. Morris holds an A.B. from the University of Pennsylvania and an MBA from Stanford University.

   David C. Schwab has been a director of the Company since March 1999. Since June 1996, Mr. Schwab has been a general partner of Sierra Ventures, a provider of consulting and venture financing to technology companies. From August 1991 until June 1996, Mr. Schwab served as Vice President of Sales for Scopus Technologies, Inc. Mr. Schwab also serves as a member of the board of directors for Micromuse, Inc., a provider of software solutions for monitoring and management of IT infrastructure, Computer Literacy, Inc., an online seller of computer and technical books, and numerous privately-held technology companies. Mr. Schwab holds a B.A. from the University of California San Diego, an MS and ENG in Aerospace Engineering from Stanford University and an MBA from Harvard University.

   John B. Carrington has been a director of the Company since May 1999. Mr. Carrington currently serves on the board of directors for Digital Lava, Inc. a publicly traded provider of video publishing and management tools, since March 1999. Mr. Carrington has been the President, CEO and Chairman of the board of directors of Websense, Inc., an employee Internet management solutions provider, since May 1999. Previously, Mr. Carrington served as Chairman and Chief Executive Officer of Artios, Inc., a privately held CAD/CAM and ERP supplier to the packaging industry, from August 1996 until it was acquired by BARCO n.a. in December 1998. Prior to that, Mr. Carrington served as President and Chief Executive Officer of Digitalk, Inc., a privately held object-oriented client/server/internet application development tools company, from September 1991 until Digitalk was merged with ParcPlace Inc. in August 1995, after which time Mr. Carrington served on the ParcPlace-Digitalk board of directors until September 1998. Prior to joining Digitalk, Mr. Carrington was Chairman of the Board and Chief Executive Officer of Cogensys Corporation, co-founded State of the Art, Inc., and held senior positions with the Del Mar Group, Harte-Hanks Communications, and Honeywell. Mr. Carrington holds a B.B.A from the University of Texas, Austin.

   Stephen L. Hansen has been a director of the Company since October 1999. Previously, Mr. Hansen served as Chief Financial Officer of GeoCities, Inc., a company that provides personal web page publishing, from November 1997 until its acquisition by Yahoo in May 1999. From January 1994 to November 1997,
Mr. Hansen served as Senior Vice President and Chief Financial Officer for the Recreation Group of Universal Studios, a studio that produces and distributes films, videos, television shows and music. From September 1992 to January 1994, Mr. Hansen served as Senior Vice President and Chief Financial Officer for Universal Studios Hollywood. From 1979 to 1992, Mr. Hansen was with KPMG Peat Marwick, most recently as a partner in the Entertainment, Media and Technology Group. Mr. Hansen received his B.S. degree in Accounting from the University of Southern California and is a Certified Public Accountant.

                                     S-I-6

                             SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

   The following table sets forth certain information with respect to the beneficial ownership of the Company's outstanding Common Stock as of March 22, 2001 by: (i) each person (or group of affiliated persons) who is known by the Company to own beneficially more than 5% of the Common Stock; (ii) each of the Company's directors, (iii) the Company's Chief Executive Officer and each of the four most highly compensated officers for the year ended December 31, 2000; and (iv) all directors and executive officers of the Company as a group.

                                                                  Shares
                                                               Beneficially
                                                                 Owned(1)
                                                             -----------------
Principal Stockholders, Directors and Officers                Number   Percent
----------------------------------------------               --------- -------
Fidelity Investments(2)..................................... 3,006,120  14.8%
 82 Devonshire Street
 Boston, Massachusetts 02109
Patrick M. Sullivan(3)...................................... 1,956,649   9.6%
 8800 N. Gainey Center Dr., Ste. 200
 Scottsdale, Arizona 85258
T. Rowe Price Associates, Inc.(4)........................... 1,381,100   6.8%
 100 E. Pratt St.
 Baltimore, MD 21202
Deepak Kamra(5).............................................   751,862   3.7%
Gregory J. Head(6)..........................................   216,226   1.1%
David C. Schwab(7)..........................................   187,035    *
Kevin R. Bethke(8)..........................................    87,734    *
Anthony P. Morris(9)........................................    51,251    *
John B. Carrington(10)......................................    29,657    *
Michael Muhney(11)..........................................    26,900    *
Stephen L. Hansen(12).......................................    23,438    *
Michael L. Simpson..........................................     8,790    *
All directors and executive officers as a group (12
 persons)(13)............................................... 3,350,492  16.5%

--------
 *  Represents beneficial ownership of less than 1%.

 (1) Applicable percentage ownership is based on 20,362,688 shares of common stock outstanding as of March 22, 2001. Beneficial ownership is determined in accordance with rules of the SEC and includes Shares over which the indicated beneficial owner exercises voting and/or investment power. Shares of Common Stock subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated, the Company believes the beneficial owners of the Common Stock listed, based on information furnished by them, have sole voting and investment power with respect to the number of Shares listed opposite their names.

 (2) As reported in a Schedule 13G/A filed on February 14, 2001, FMR Corp. has the sole power to vote or to direct the vote as to 10,500 Shares and the sole power to dispose or to direct the disposal of 3,006,120 Shares. Information is based solely on information contained on Schedule 13G/A filed with the SEC. The address of FMR Corp. is 82 Devonshire Street, Boston, MA 02109.

 (3) Includes 426,063 Shares held by The Sullifam Limited Partnership; 314,280 Shares held by The Cyndee K. Sullivan Fifteen Year Grantor Retained Annuity Trust, dated December 18, 1998; 307,786 Shares held by The Cyndee
     K. Sullivan Ten Year Grantor Retained Annuity Trust, dated December 18, 1998; 314,277 Shares held by The Patrick M. Sullivan Fifteen Year Grantor Retained Annuity Trust, dated December 18, 1998; 307,783 shares held by the Patrick M. Sullivan Ten Year Grantor Retained

                                     S-I-7

    Annuity Trust, dated December 18, 1998; and 286,460 Shares held by The PCS Trust, dated September 10, 1998, entities and trusts for the benefit of Mr. Sullivan's children, for which Mr. Sullivan has sole voting power.

 (4) As reported in a Schedule 13G filed on February 14, 2001, T. Rowe Price Associates, Inc. has the sole power to vote or to direct the vote as to 284,000 Shares and the sole power to dispose or to direct the disposal of 1,381,100 Shares. These securities are owned by various individual and institutional investors which T. Rowe Price Associates serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the Securities Exchange Act of 1934,
     T. Rowe Price Associates is deemed to be a beneficial owner of such securities; however, T. Rowe Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities. Information is based solely on information contained on Schedule 13G filed with the SEC. The address of T. Rowe Price Associates is 100 E. Pratt Street, Baltimore, MD 21202.

 (5) As reported in a Schedule 13G/A filed February 14, 2001, includes 747,954 Shares beneficially owned by Harry T. Rein, Stephen L. Green, Deepak Kamra, a Company director, Gregory Kopchinski and Eric Young by virtue of their status as general partners of Canaan Venture Partners II L.P., general partner of Canaan Ventures II Limited Partnership and Canaan Ventures II Offshore C.V., and managers of Canaan Equity Partners LLC, general partner of Canaan Equity L.P. The address of Messrs. Rein, Green and Kopchinski is 105 Rowayton Avenue, Rowayton, CT 06853. Mr. Kamra has the sole power to vote or direct the vote as to 72,959 Shares and the sole power to dispose or direct disposal of 72,959 Shares. Information is based solely on information contained on Schedule 13G/A filed with the SEC. Also includes 3,908 Shares subject to an option exercisable within 60 days of March 22, 2001.

 (6) Includes 7,500 Shares subject to an option exercisable within 60 days of March 22, 2001.

 (7) Includes 6,251 Shares subject to an option exercisable within 60 days of March 22, 2001.

 (8) Includes 87,743 Shares subject to an option exercisable within 60 days of March 22, 2001.

 (9) Includes 3,908 Shares subject to options exercisable within 60 days of March 22, 2001.

(10) Includes 29,657 Shares subject to options exercisable within 60 days of March 22, 2001.

(11) Includes 25,000 Shares subject to an option exercisable within 60 days of March 22, 2001.

(12) Includes 23,438 Shares subject to an option exercisable within 60 days of March 22, 2001.

(13) Includes 187,396 Shares subject to options exercisable within 60 days of March 22, 2001.

                                     S-I-8

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

   Section 16(a) of the Securities Exchange Act of 1934 (the "1934 Act") requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

   To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representation that no other reports were required, during the fiscal year ended December 31, 2000, all
Section 16(a) filing requirements applicable to it officers, directors and greater than ten percent stockholders were complied with, except for the following: a report on Form 3 was filed late by Irving Goldberg, former President, SalesLogix Product Line, in connection with one transaction, his employment by the Company on April 3, 2000; a report on Form 3 was filed late by Greg Head in connection with one transaction, his appointment by the Company to President, Act! on January 17, 2000; a report on Form 4 was filed late by Greg Head in connection with two transactions, the exercise of employee stock options by him on June 29 and 30, 2000; a report on Form 3 was filed late by Patrick LaVoie in connection with one transaction, his employment by the Company on October 18, 2000; a report on Form 3 was filed late by Michael Muhney in connection with one transaction, his employment by the Company on December 13, 1999; a report on Form 3 was filed late by Michael Simpson in connection with one transaction, his employment by the Company on March 6, 2000; a report on Form 4 was filed late by Michael Simpson in connection with two transactions, the acquisition of shares of Common Stock by him on August 7 and 10, 2000; and a report on Form 4 was filed late by Deepak Kamra in connection with two transactions, the acquisition and disposition of shares of Common Stock by him on May 1 and 9, 2000, respectively. In addition, the records of the Company do not indicate that Forms 5 were filed by Steve Hanson, Deepak Kamra, or David Schwab for 2000.

                                     S-I-9

                             EXECUTIVE COMPENSATION

Composition and Meetings of the Board of Directors and Committee Meetings

   During the fiscal year ended December 31, 2000, the Board met six (6) times and acted by written consent in lieu of meeting three (3) times. The standing committees of the Board are the Compensation Committee and the Audit Committee.

   The Compensation Committee currently consists of Messrs. Carrington, Schwab and Kamra. The Compensation Committee determines the compensation of the Company's elected officers other than the Chief Executive Officer whose compensation the Committee recommends to the full Board for approval. In 2000, the Compensation Committee met three (3) times and, at the board's request, approved certain grants of options during 2000 under the Company's 1996 Equity Incentive Plan, as amended (the "Incentive Plan").

   The Audit Committee currently consists of Messrs. Morris and Hansen. It is responsible for retaining the Company's independent accountants and consulting with them regarding the scope and timing of their audit, and the accountant's report concerning the Company's audited financial statements and the Company's internal accounting controls. The Audit Committee met four (4) times in 2000.

   During the fiscal year ended December 31, 2000, all current directors attended at least 75% of the aggregate of the meetings of the Board and of the committees on which they served, held during the period for which they were a director or committee member, respectively.

Directors' Compensation

   Effective as of January 1, 2001, directors who are not employees of the Company are paid a $6,000 annual retainer (paid in quarterly installments), a $1,000 fee per regular meeting attended, and a $500 fee per committee and special Board meeting attended (including Board calls of an hour or more in duration). The Company's other directors do not receive any cash compensation for service on the Board or any committee thereof. Directors may be reimbursed for certain expenses in connection with attendance at Board and committee meetings. Except for Mr. Hansen who received his grant on October 18, 1999 at an exercise price per share of $22.38, upon the closing of the Company's initial public offering on June 2, 1999 each of the Company's non-employee directors received options to purchase 12,500 shares of Common Stock at an exercise price per share of $9.38 pursuant to formula grants made under the Company's 1999 Non-Employee Director Stock Option Plan (the "Director Plan"). On June 20, 2000, each of the Company's directors received options to purchase 12,500 shares of Common Stock at an exercise price per share of $16.75 under the Director Plan. On April 5, 2000, Mr. Sullivan received an option to purchase 50,000 shares of Common Stock at an exercise price per share of $19.75, and on January 25, 2001, Mr. Sullivan received an additional option to purchase 50,000 shares of Common Stock at an exercise price of $9.75, both of which grants were under the Company's Incentive Plan.

                                     S-I-10

Executive Compensation

   The following table sets forth for the fiscal years ended December 31, 1998, 1999 and 2000, the compensation earned by the Company's Chief Executive Officer and the four most highly compensated executive officers during such periods whose salary and bonus for the fiscal year ended December 31, 2000 were in excess of $100,000 for services rendered in all capacities to the Company for that fiscal year (collectively, the "Named Executive Officers")(1):

                                                                    Long-Term
                                                                   Compensation
                                                                      Awards
                                                                   ------------
                                             Annual Compensation    Securities
                                            ----------------------  Underlying
        Name and Principal Position         Year  Salary  Bonus($)   Options
        ---------------------------         ---- -------- -------- ------------
Patrick M. Sullivan........................ 2000 $275,486 $ 90,312    50,000
 Chief Executive Officer                    1999  175,000   34,951   166,677
                                            1998  145,385   52,083       --

Kevin R. Bethke(2)......................... 2000  175,748  163,572    80,000
 President and Chief Operating Officer      1999  177,151   41,876    16,667
                                            1998    8,558      --    146,667

Michael L. Simpson(3)...................... 2000  157,263   30,000       --
 Chief Marketing Officer                    1999      --       --        --
                                            1998      --       --        --

Gregory J. Head(4)......................... 2000  192,487    1,900    30,000
 President, ACT! Division                   1999  188,252   14,150     3,000
                                            1998  132,524   28,000       --

Michael Muhney(5).......................... 2000  150,000      --    100,000
 Executive Vice President, Business Dev.    1999   10,865      --        --
                                            1998      --       --        --

--------
(1) The Named Executive Officers were determined without including yearly bonuses for executive officers earned for the fiscal year ended December 31, 2000. The amounts of such bonuses were not calculable as of the filing of this Information Statement.

(2) Mr. Bethke commenced employment with Interact in November 1998. Mr. Bethke's salary includes sales commissions of $25,000 in 1999. From November 1998 to October 2000, Mr. Bethke was the Company's Vice President of Worldwide Sales.

(3) Mr. Simpson commenced employment with Interact in February 2000.

(4) From December 1998 to December 1999, Mr. Head was the Vice President of International Operations. From January 1996 through December 1998, Mr. Head was the Vice President of Marketing. Mr. Head's salary includes sales commissions of $17,375 and $61,457 in 2000 and 1999, respectively.

(5) Mr. Muhney commenced employment with Interact in December 1999.

Stock Option Grants and Exercises

   The Company grants options to its Named Executive Officers under its Incentive Plan. As of December 31, 2000, options to purchase a total of 3,924,313 Shares were outstanding under the Incentive Plan and options to purchase 2,246,822 Shares (plus any shares that might in the future be returned to the plan as a result of cancellations or expiration of options) remained available for future grant thereunder.

   The following table sets forth information with respect to stock options granted to each of the Named Executive Officers during 2000, including the potential realizable value over the 10 year term of the options

                                     S-I-11
based on assumed rates of stock appreciation of 5% and 10%, compounded annually, over the per share exercise price of the option, which was the per share market price at the time of the grant. These assumed rates of appreciation comply with the rules of the SEC and do not represent the Company's estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of Common Stock. In 2000, options to acquire up to an aggregate of 3,334,420 Shares were granted to employees. These options were all granted under the Incentive Plan and all at an exercise price equal to not less than the fair market value of the Common Stock on the date of grant. Optionees may pay the exercise price by cash, check, promissory note, delivery of already-owned shares of Common Stock or, upon approval by the Board, pursuant to a cashless exercise procedure. Options granted in 2000 vest over four years with 25% of the shares subject to option vesting on the first anniversary of the grant date and the remaining option shares vesting ratably quarterly thereafter.

                                                                       Potential Realizable
                                                                         Value at Assumed
                                                                       Annual Rates of Stock
                                                                        Price Appreciation
                                       Individual Grants                  for Option Term
                         --------------------------------------------- ---------------------
                         Number of   Percent of
                         Securities Total Options
                         Underlying  Granted to   Exercise
                          Options   Employees in    Price   Expiration
                          Granted       2000      Per Share    Date        5%        10%
                         ---------- ------------- --------- ---------- ---------- ----------
Patrick M. Sullivan.....   50,000        1.5%      $19.75     4/5/2010 $  621,033 $1,573,821
Kevin R. Bethke.........   30,000         .9        19.75     4/5/2010    372,620    944,292
                           50,000        1.5         7.44   10/19/2010    233,949    592,872
Michael L. Simpson......  100,000        3.0%       19.75     4/5/2010  1,242,067  3,147,641
Gregory J. Head.........   30,000         .9        19.75     4/5/2010    372,620    944,292
Michael Muhney..........  100,000        3.0        19.75     4/5/2010  1,242,067  3,147,641


        Aggregated Options Exercised in 2000 and Year-End Option Values

   The following table sets forth for each of the Named Executive Officers the Shares acquired and the value realized on each exercise of stock options during the year ended December 31, 2000 and the number and value of securities underlying unexercised options held by the Named Executive Officers at December 31, 2000.

                                                         Number of
                                                   Securities Underlying     Value of Unexercised
                                                  Unexercised Options at    In-the-Money Options at
                           Shares                    December 31, 2000       December 31, 2000(2)
                          Acquired      Value    ------------------------- -------------------------
Name                     on Exercise Realized(1) Exercisable Unexercisable Exercisable Unexercisable
----                     ----------- ----------- ----------- ------------- ----------- -------------
Patrick M. Sullivan.....      --      $    --      75,000       141,667     $    --      $    --
Kevin R. Bethke.........      --           --      87,083       156,251      501,964      548,721
Michael L. Simpson......      --           --         --        100,000          --           --
Gregory J. Head.........   54,375      628,575      7,500        22,500          --           --
Michael Muhney..........      --           --      25,000        75,000          --           --

--------
(1) Based on the fair market value of the Common Stock on the exercise date, minus the exercise price, multiplied by the number of shares exercised.

(2) Based on the fair market value of the Common Stock as of December 31, 2000 ($8.375 per share), minus the exercise price, multiplied by the number of shares underlying the options.

Compensation Committee Report

   The Compensation Committee acts on behalf of the Board to establish the general compensation policy of the Company for all employees of the Company and to determine the compensation for the Chief Executive Officer and other executive officers. It also administers the Company's stock plans. Additionally, the Committee is routinely consulted to approve compensation packages for newly hired executives.

                                     S-I-12

   The Committee's compensation policy for executive officers is designed to:

  . Provide compensation that allows the Company to successfully attract and retain the executives needed to assure its long-term success;

  . Provide a strong link between compensation and the long-term creation of shareholder value; and

  . Assure that executive compensation is linked to Company-wide and individual performance.

   All members of the Compensation Committee are independent directors of the Company. During 2000, the Compensation Committee consisted of Messrs. Carrington, Schwab and Kamra.

Executive Compensation

   Executive compensation is comprised of three main components: base salary, which is the amount of base compensation; annual cash incentives, which are based primarily on the achievement of Company goals; and long-term incentives, which to date have generally been provided in the form of stock option grants.

   At the conclusion of each fiscal year the Committee meets with the Chief Executive Officer to consider executive compensation plans for the next fiscal year. The Committee determines the compensation levels for the executive officers by reviewing certain independent information sources as they are available, and from the recommendations of the Chief Executive Officer.

   Executive officers of the Company are paid base salaries in line with their responsibilities. Executive officers are also eligible to receive incentive cash bonuses based on achievement of performance targets established at the beginning of the fiscal year. During 2000, the objectives used by the Company as the basis for incentive bonuses were the achievement of quarterly corporate revenue goals.

   Long-term equity incentives for executive officers and other Company employees are made through stock option grants under the Incentive Plan. The Committee believes that equity-based compensation in the form of stock options links the interests of management and employees with those of the stockholders. Substantially all of the Company's full-time employees participate in the Incentive Plan. The number of shares subject to each stock option granted to executive officers is within the discretion of the Committee and is based on each executive's position within the Company, past performance, anticipated future contributions, and prior option grants. Each grant allows the executive to acquire shares of the Common Stock at a fixed price per share (the market price on the grant date) in installments generally over a four-year period. The option grants will provide a return only if the executive remains with the Company, and only if the market price appreciates over the option term.

CEO Compensation

   The annual base salary for Mr. Sullivan is reviewed and approved annually by the Committee, and is based upon the criteria set forth under the discussion of Executive Compensation above. Mr. Sullivan's target incentive cash bonus is tied to corporate revenue goals, achieving designated corporate objectives, and satisfactorily managing the Company's overall corporate business plan.

                                          COMPENSATION COMMITTEE

                                          John B. Carrington
                                          David C. Schwab
                                          Deepak Kamra

                                     S-I-13

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

   The Compensation Committee consists of Messrs. Carrington, Kamra, and Schwab. No member of the Compensation Committee was at any time during 2000, or at any other time, an officer or employee of the Company. No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Board or Compensation Committee.

                            STOCK PERFORMANCE GRAPH

   The graph set forth below compares the cumulative total stockholder return on the Common Stock from May 27, 1999 (the date the Common Stock commenced public trading) to December 31, 2000 with the cumulative total return of (i) the Total Return Index for the NASDAQ Stock Market -- U.S. Index ("NASDAQ Stock Market") and (ii) the JPMorgan H&Q Software Index, over the same period. This graph assumes the investment of $100.00 on May 27, 1999 in the Common Stock, the NASDAQ Stock Market, and the Chase H&Q Software Index, and assumes the reinvestment of dividends, if any.

   Comparison of Cumulative Total Return Among Interact Commerce Corporation,
      JPMorgan H&Q Software Index and the NASDAQ Stock Market--U.S. Index
                        [PERFORMANCE GRAPH APPEARS HERE]

                                                                5/27/99 12/31/00
                                                                ------- --------
     Interact Commerce Corporation............................. $100.00 $ 93.06
     JPMorgan H&Q Software Index............................... $100.00 $170.02
     NASDAQ Stock Market-U.S. ................................. $100.00 $ 99.61

                                     S-I-14

                                                                     SCHEDULE II

                  [Opinion of U.S. Bancorp Piper Jaffray Inc.]

                                                                  March 27, 2001

Board of Directors
Interact Commerce Corporation
8800 North Gainey Center Drive, Suite 200
Scottsdale, AZ 85258

Members of the Board:

   You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock of Interact Commerce Corporation (the "Company") of the consideration to be received by holders of common stock in the Transaction described below, pursuant to an Agreement and Plan of Merger to be dated as of March 27, 2001 (the "Agreement"), among the Company, The Sage Group plc ("Purchaser") and Isaiah Acquisition Corp. ("Acquisition"), a wholly owned subsidiary of Purchaser. The Agreement provides for the commencement by Acquisition of a tender offer (the "Tender Offer") to purchase all shares of Company common stock outstanding at a price of $12.00 per share, net to seller in cash (the "Offer Price"), and the subsequent merger (the "Merger") of Acquisition into the Company in which each remaining share of Company common stock will be converted into the right to receive cash equal to the Offer Price. The Tender Offer and the Merger are collectively referred to as the "Transaction." The terms and conditions of the Transaction are more fully set forth in the Agreement.

   U.S. Bancorp Piper Jaffray Inc., as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwriting and secondary distributions of securities, private placements and valuations for estate, corporate and other purposes. We will receive a fee for providing this opinion. This opinion fee is not contingent upon the consummation of the Transaction. The Company has also agreed to indemnify us against certain liabilities in connection with our services. U.S. Bancorp Piper Jaffray Inc. is entitled to an additional fee in the event of consummation of the Transaction. We make a market in the common stock of the Company, provide research coverage and we acted as a co-manager of the Company's May 27, 1999 common stock public offering for which we received a customary fee. In the ordinary course of our business, we and our affiliates may actively trade securities of the Company for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities.

   In arriving at our opinion, we have undertaken such review, analyses and inquiries as we deemed necessary and appropriate under the circumstances. Among other things, we have reviewed (i) the draft dated March 27, 2001 of the Agreement, (ii) certain publicly available financial, operating and business information related to the Company, (iii) certain internal financial information of the Company prepared for financial planning purposes and furnished by the management of the Company, (iv) certain publicly available market and securities data of the Company, and (v) to the extent publicly available, financial terms of certain acquisition transactions involving companies operating in industries deemed similar to that in which the Company operates and financial data of selected public companies deemed comparable to Company. We have had discussions with members of the management of the Company concerning the financial condition, current operating results and business outlook for the Company.

   We have relied upon and assumed the accuracy, completeness and fairness of the financial statements and other information provided to us by the Company or otherwise made available to us, and have not assumed responsibility for the independent verification of such information. We have relied upon the assurances of the management of the Company that the information provided to us as set forth above by the Company has been prepared on a reasonable basis, and, with respect to financial planning data and other business outlook

                                     S-II-1
information, reflects the best currently available estimates, and that they are not aware of any information or facts that would make the information provided to us incomplete or misleading. In arriving at our opinion, we have assumed, with your consent, that certain warrants to be issued on April 2, 2001 pursuant to the Company's Senior Subordinated Note and Warrant Purchase Agreement dated as of December 31, 1999 are currently outstanding and that previously issued warrants will reset in accordance with the terms of the Common Stock Purchase Warrants issued under the Company's Senior Subordinated Note and Warrant Purchase Agreement.

   In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities of the Company and have not been furnished with any such appraisals or valuations. We express no opinion regarding the liquidation value of any entity. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any owned or leased real estate, or any pending or threatened litigation, possible unasserted claims or other contingent liabilities, to which the Company or its respective affiliates are a party or may be subject and our opinion makes no assumption concerning and therefore does not consider the possible assertion of claims, outcomes or damages arising out of any such matters.

   This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which shares of Company common stock have traded or may trade at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

   This opinion is directed to the Board of Directors of the Company and is not intended to be and does not constitute a recommendation to any stockholder of the Company regarding whether to tender shares of common stock in the Tender Offer or how to vote in the Merger. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Transaction. This opinion shall not be published or otherwise used, nor shall any public references to us be made without our prior written approval. However, notwithstanding the foregoing, we consent to inclusion of this opinion in the Schedule TO and the Schedule 14D-9 relating to the Tender Offer and the proxy or information statement relating to the Merger, in accordance with the terms of our engagement by the Company.

   Our opinion addresses solely the fairness of the Offer Price to be paid in the Transaction and does not address any other term or agreement relating to the Transaction, or the ability of Purchaser to finance or otherwise successfully consummate the Transaction.

   Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the Offer Price proposed to be paid in the Transaction pursuant to the Agreement for the common stock of the Company is fair, from a financial point of view, to the holders of common stock of the Company as of the date hereof.

                                          Sincerely,

                                          U.S. Bancorp Piper Jaffray Inc.

                                     S-II-2

                                 EXHIBIT INDEX

  (1)* Offer to Purchase, dated April 4, 2001 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO).

  (2)* Letter of Transmittal (incorporated herein by reference to Exhibit
       (a)(2)(B) to the Schedule TO).

  (3)* Shareholders Agreement dated March 27, 2001 among The Sage Group plc ,
       Isaiah Acquisition Corp. and certain stockholders of Interact Commerce
       Corporation (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO).

  (4)* Stock Option Agreement dated March 27, 2001 between The Sage Group plc and Interact Commerce Corporation (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO).

  (5)* Interact Commerce Corporation's Information Statement pursuant to
       Section 14(f) under the Exchange Act (included as Schedule I to this
       Schedule 14D-9).

  (6)* Form of Letter to Stockholders of Interact Commerce Corporation dated
       April 4, 2001.

  (7)* Articles V and VI from Interact Commerce Corporation's Fifth Restated
       Certificate of Incorporation.

  (8)  Agreement and Plan of Merger, dated as of March 27, 2001, among Interact
       Commerce Corporation, The Sage Group plc and Isaiah Acquisition Corp.
       (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO).

  (9)* Non-Disclosure Letter Agreement dated February 22, 2001 between The Sage
       Group plc and U.S. Bancorp Piper Jaffray Inc. as agent for Interact
       Commerce Corporation (incorporated herein by reference to Exhibit (d)(4) to the Schedule TO).

 (10)* Exclusivity Letter Agreement dated March 12, 2001 between The Sage Group plc and Interact Commerce Corporation (incorporated herein by reference to Exhibit (d)(5) to the Schedule TO).

 (11)* Opinion of U.S. Bancorp Piper Jaffray Inc. (included as Schedule II to this Schedule 14D-9).

 (12)  Interact Commerce Corporation's 1996 Equity Incentive Plan, as amended
       (incorporated herein by reference to Exhibit 99.1 to Interact Commerce
       Corporation's Registration Statement on Form S-8 filed on May 4, 2000).

 (13)  Interact Commerce Corporation's 1998 Business Partner Stock Option Plan
       (incorporated herein by reference to Exhibit 10.5 to Interact Commerce
       Corporation's Registration Statement on Form S-1 (No. 333-75353) filed on March 31, 1999).

 (14)  Interact Commerce Corporation's 1999 Non-Employee Director Stock Option
       Plan (incorporated herein by reference to Exhibit 10.6 to Interact
       Commerce Corporation's Registration Statement on Form S-1 (No. 333-
       75353) filed on March 31, 1999).

 (15)  Interact Commerce Corporation's 1999 Employee Stock Purchase Plan
       (incorporated herein by reference to Exhibit 10.7 to Interact Commerce
       Corporation's Registration Statement on Form S-1 (No. 333-75353) filed on March 31, 1999).

 Schedule I  Information Statement

 Schedule II Opinion of U.S. Bancorp Piper Jaffray Inc.

--------
* Included with Schedule 14D-9 mailed to stockholders of Interact Commerce Corporation.